UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CooTek (Cayman) Inc.

(Name of Issuer)

Class A Ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

G2490L 109

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2490L 109

1.	NAMES OF REPORTING PERSON Qiming Corporate GP II, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 540,786,459 (1)
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 540,786,459 (1)
	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,786,459 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Qiming Corporate GP II, Ltd. is the general partner of Qiming Managing Directors Fund II, L.P. and Qiming GP II, L.P. Qiming Managing Directors Fund II, L.P. is the record owner of 7,140,547 Class A Ordinary Shares. Qiming GP II, L.P. is the general partner of both Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P., which are the record owners of 490,679,348 and 42,966,564 Class A Ordinary Shares, respectively.

(2)	The percentage is calculated based upon an aggregate of 2,801,135,191 Class A Ordinary Shares outstanding as of December 31, 2020, which is based on the information provided by the Issuer.

CUSIP No. G2490L 109

1.	NAMES OF REPORTING PERSON Qiming Managing Directors Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,140,547
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 7,140,547
	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,140,547
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(3)	The percentage is calculated based upon an aggregate of 2,801,135,191 Class A Ordinary Shares outstanding as of December 31, 2020, which is based on the information provided by the Issuer.

CUSIP No. G2490L 109

1.	NAMES OF REPORTING PERSON Qiming GP II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 533,645,912(4)
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 533,645,912(4)
	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 533,645,912(4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.1% (5)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(4)	Qiming GP II, L.P. is the general partner of both Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P., which are the record owners of 490,679,348 and 42,966,564 Class A Ordinary Shares, respectively.

(5)	The percentage is calculated based upon an aggregate of 2,801,135,191 Class A Ordinary Shares outstanding as of December 31, 2020, which is based on the information provided by the Issuer.

CUSIP No. G2490L 109

1.	NAMES OF REPORTING PERSON Qiming Venture Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 490,679,348
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 490,679,348
	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,679,348
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.5% (6)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(6)	The percentage is calculated based upon an aggregate of 2,801,135,191 Class A Ordinary Shares outstanding as of December 31, 2020, which is based on the information provided by the Issuer.

CUSIP No. G2490L 109

1.	NAMES OF REPORTING PERSON Qiming Venture Partners II-C, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 42,966,564
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 42,966,564
	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,966,564
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%(7)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(7)	The percentage is calculated based upon an aggregate of 2,801,135,191 Class A Ordinary Shares outstanding as of December 31, 2020, which is based on the information provided by the Issuer.

Item 1.

(a)	Name of Issuer

CooTek (Cayman) Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

The Issuer's principal executive office is located at 9F, T2 Building, NO.16, Lane 399, Xinlong Road, Shanghai, 201101, People's Republic of China.

Item 2.

(a)	Name of Person Filing

Qiming Corporate GP II, Ltd.

Qiming Managing Directors Fund II, L.P.

Qiming GP II, L.P.

Qiming Venture Partners II, L.P.

Qiming Venture Partners II-C, L.P.

(b)	Address of the Principal Office or, if None, Residence

The registered address of each of the Reporting Persons is M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(c)	Citizenship

Cayman Islands for all Reporting Persons

(d)	Title of Class of Securities

Class A Ordinary Shares, par value of $0.00001 per share (the "Class A Ordinary Shares").

(e)	CUSIP Number G2490L 109

Item 3. Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not applicable.

Item 4. Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

Qiming Corporate GP II, Ltd.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Managing Directors Fund II, L.P.
By: Qiming Corporate GP II, Ltd., its General Partner

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming GP II, L.P.
By: Qiming Corporate GP II, Ltd., its General Partner

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Venture Partners II, L.P.
By: Qiming GP II, L.P., its General Partner
By: Qiming Corporate GP II, Ltd., General Partner of Qiming GP II, L.P.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Venture Partners II-C, L.P.
By: Qiming GP II, L.P., its General Partner
By: Qiming Corporate GP II, Ltd., General Partner of Qiming GP II, L.P.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: February 10, 2021

Qiming Corporate GP II, Ltd.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Managing Directors Fund II, L.P.
By: Qiming Corporate GP II, Ltd., its General Partner

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming GP II, L.P.
By: Qiming Corporate GP II, Ltd., its General Partner

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Venture Partners II, L.P.
By: Qiming GP II, L.P., its General Partner
By: Qiming Corporate GP II, Ltd., General Partner of Qiming GP II, L.P.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Venture Partners II-C, L.P.
By: Qiming GP II, L.P., its General Partner
By: Qiming Corporate GP II, Ltd., General Partner of Qiming GP II, L.P.

By:	/s/ Grace Lee
Name: Grace Lee
Title: Authorized Signatory